SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )*

                              LIPID SCIENCES, INC.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                  53 630 P 101
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                                 (CUSIP Number)

                              Mr. Bosko Djordjevic
                            264 South La Cienga Blvd.
                                    Suite 215
                             Beverly Hills, CA 90211
                            Telephone: (310) 271-1598
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            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                 April 12, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

                                  SCHEDULE 13D

CUSIP No.    53 630 P101                                Page 2 of 5 Pages
---------------------------                        -----------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Bosko Djordjevic
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                           |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7        SOLE VOTING POWER

                                     1,502,028 Shares
         NUMBER OF          ----------------------------------------------------
          SHARES
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING          ----------------------------------------------------
          PERSON            9        SOLE DISPOSITIVE POWER
           WITH
                                     1,502,028 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,502,028 Shares
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                        |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    53 630 P101                                    Page 3 of 5 Pages
----------------------------                            ------------------------

Item 1. Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, no par value, of Lipid Sciences, Inc. ("Issuer"), an Arizona corporation, whose principal executive offices are located at 7068 Koll Center Parkway, Pleasonton, California 94566.

Item 2. Identity and Background

         This statement is filed on behalf of Mr. Bosko Djordjevic (the "Reporting Person"). The Reporting Person's business address is 264 South La Cienga Blvd., Suite 215, Beverly Hills, CA 90211. The Reporting Person is a private investor. The Reporting Person is a United States citizen.

         The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

         The shares reported upon were acquired in the merger of Lipid Sciences, Inc., a Delaware corporation, with and into NZ Corp., an Arizona corporation, which subsequently changed its name to Lipid Sciences, Inc. and remained incorporated in Arizona. The shares of common stock of the pre-merger Lipid Sciences, Inc. were acquired with personal funds as in investment.

Item 4. Purpose of Transactions

         The Reporting Person originally acquired the securities specified in Item 3 above for investment purposes. The Reporting Person intends to take the actions specified in "d" and "f-g" and may undertake one or more of the other actions set forth below.

                  (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person does not have any agreements to acquire any additional Common Stock at this time.
                  (b-c)    Not applicable.

                  (d) The Reporting Person has proposed to the Issuer that Mr. Phil Radlick, the current President and CEO of the Issuer, be removed from the board of directors, without cause, pursuant to the By-laws of the Issuer (Section 4.6), and the Reporting Person has nominated himself as a director of the Issuer to fill any vacancy created by the removal of Mr. Radlick pursuant to the By-laws of the Issuer (Section 4.3). (See "f-g" below).

                  (e)      Not applicable.

                  (f-g) The Reporting Person may propose that the By-laws be changed to increase the number of directors on the board of directors and may nominate persons to fill any vacancies created. The Reporting Person intends to seek the dismissal of Phil Radlick as the President and CEO of the Issuer and to seek other candidates for approval by the board as President and CEO or other senior management positions. Consequently, the Reporting Person seeks to effect changes in the board of directors and management of the Issuer.

CUSIP No.    53 630 P101                                  Page 4 of 5 Pages
-------------------------                            ---------------------------


                  (h-j)    Not applicable.

         Except as discussed above, the Reporting Person does not have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, to cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         The Reporting Person is the beneficial owner of 1,502,028 shares of Issuer's Common Stock. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person beneficially owns 7.1% of the Issuer's outstanding shares of Common Stock (based on 21,141,455 shares of Common Stock outstanding on March 29, 2002, as reflected in the Issuer's Form 10-K for the fiscal year ended December 31, 2001).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not applicable.

Item 7. Material to be Filed as Exhibits

                  Not applicable.

CUSIP No.   53 630 P101                              Page 5 of 5 Pages
-------------------------------                  -------------------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 12, 2002

                                /s/ Bosko Djordjevic
                                ---------------------
                                Bosko Djordjevic